Change of Director's Interest Notice
Perth, Australia: Orbital Engine Corporation Limited today announced to the Australian Stock Exchange that Peter Chapman Cook, a Director of the company, had acquired 6,234 fully paid ordinary shares in the capital of the company on November 27, 2002.

The shares were issued pursuant to the terms of the company's
Employee Share Plan for nil consideration with a total value at the date of allotment of A$1,000. Mr Peter Cook now holds 26,234 fully paid ordinary shares in the capital of the company.

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668